PowerTrader, Inc.
                       Computation of Per Share Earnings


                               Year Ended          Year Ended        Year Ended
                                June 30,            June 30,          June 30,
                                  1997                1996              1995
                                --------            --------          --------

Weighted Average of:

  Common Stock Outstanding      5,813,876          4,174,597          4,174,597

  Common Stock Equivalents              -                  -                  -

  Shares Outstanding            5,813,876          4,174,597          4,174,597


Net Loss                         (902,997)          (598,971)          (451,362)

Weighted Average Shares
  Outstanding                   5,813,876          4,174,597          4,174,597

Net Loss Per Share                  (0.16)             (0.14)             (0.11)